Exhibit 23.4

Independent Auditors’ Consent

The Board of Directors

Sally Holdings, Inc.:

We consent to the use of our report dated February 24, 2006, except as to note 15, which is as of July 14, 2006, included in (i) the Registration Statement on Form S-4 of New Sally Holdings, Inc. to be filed on or about August 2, 2006 and (ii) the Registration Statement on Form 10 of New Aristotle Holdings, Inc. to be filed on or about August 2, 2006, with respect to the consolidated balance sheets of Sally Holdings, Inc. and subsidiaries (a wholly-owned subsidiary of Alberto-Culver Company) as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows, and stockholder’s equity for each of the years in the three-year period ended September 30, 2005, included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the proxy statement/prospectus-information statement.

/s/ KPMG LLP

Dallas, Texas

July 31, 2006